October 21, 2021

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC  20549

Re:  Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17-g l (g)(1)(B)(i)(ii),(iii) and (iv) under the Investment Company Act of 1940 is:

(i)A copy of the fidelity bond;

(ii)a certified copy of the resolutions of majority of the Trustees who are not interested persons of the Trust’s listed on Schedule A approving the bond;

(iii)a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from September 1, 2021 to September 1, 2022;

(iv)a statement as to the period for which premiums have been paid; and

(v)a copy of the agreement between the investment company and each of the named insureds entered into pursuant to paragraph (f) of Regulation 17g-1.

If you have any questions or comments concerning the enclosed, please contact the undersigned at (617) 672-8404 or fax (617) 672-1404.

Sincerely,

/s/ Christopher Fortier

Christopher Fortier

Vice President

Schedule A

5-to-15 Year Laddered Municipal Bond Portfolio

Core Bond Portfolio

Emerging Markets Local Income Portfolio

Eaton Vance Floating Rate Portfolio

Global Income Builder Portfolio

Global Macro Absolute Return Advantage Portfolio

Global Macro Capital Opportunities Portfolio

Global Macro Portfolio

Global Opportunities Portfolio

Greater India Portfolio

High Income Opportunities Portfolio

High Yield Municipal Income Portfolio

International Income Portfolio

Senior Debt Portfolio

Stock Portfolio

Tax-Managed Growth Portfolio

Tax-Managed International Equity Portfolio

Tax-Managed Multi-Cap Growth Portfolio

Tax-Managed Small-Cap Portfolio

Tax-Managed Value Portfolio

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